UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 11, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF TWENTY BOEING B777-300ER AIRCRAFT

(2) DISCLOSEABLE TRANSACTION

IN RELATION TO THE SALE OF FIVE AIRBUS A340-600 AIRCRAFT

AND

(3) NOTICE OF AGM

14 May 2012

-i-

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”	means the purchase of the Boeing Aircraft by the Company under the Purchase Agreement;

“AGM”	means the annual general meeting of the Company to be convened for the purpose of approving, among others, the Acquisition and the Disposal;

“Airbus Aircraft”	means the five Airbus A340-600 aircraft owned by the Company which form the subject matter of the Disposal Agreement;

“Announcement”	means the announcement of the Company dated 27 April 2012 regarding the Company’s entry into the Purchase Agreement with Boeing Company regarding the Acquisition and the Company’s entry into the Disposal Agreement with Boeing Company regarding the Disposal;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Board”	means the board of directors of the Company;

“Boeing Aircraft”	means twenty brand new Boeing B777-300ER aricraft;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the date of the Latest Practicable Date;

“Circular”	means the circular to be issued by the Company to its shareholder containing information required under the Listing Rules in respect of the Acquisition and the Disposal;

DEFINITIONS

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Aircraft (taking into account the price concessions);

“Delivery Dates”	means the respective dates on which the Company delivers each of the Airbus Air craft to Boeing Company pursuant to the Disposal Agreement;

“Directors”	means the directors of the Company;

“Disposal”	means the disposal of the Airbus Aircraft by the Company;

“Disposal Agreement”	means the agreement entered into on 27 April 2012 by the Company (as seller) with Boeing Company (as purchaser) regarding the Disposal;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 10 May 2012, being the latest practicable date of ascertaining certain information included herein before the printing of this Circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

DEFINITIONS

“Proposed Directors”	means (i) Mr. Xu Zhao and Mr. Gu Jiadan, who were proposed to be appointed as the Directors on 11 November 2011; and (ii) Mr. Tang Bing, who was proposed to be appointed as the Director on 11 May 2012. Details of such proposed appointment are set out in the Company’s announcements dated 11 November 2011 and 11 May 2012 respectively;

“Proposed Supervisor”	means Mr. Xi Sheng, who was proposed to be appointed as a supervisor of the Company on 11 November 2011. Details of such proposed appointment are set out in the Company’s announcement dated 11 November 2011;

“Purchase Agreement”	means the agreement entered into on 27 April 2012 by the Company (as purchaser) with Boeing Company (as seller) regarding the Acquisition;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	means the 上海證券交易所股票上市規則 (Rules Governing the Listing of Stocks on Shanghai Stock Exchange);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.28 is used in this Circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Li Yangmin	(Director, Vice President)	Shanghai
Luo Zhuping	(Director)	PRC

Independent non-executive Directors:		Head office:
Sandy Ke-Yaw Liu		2550 Hongqiao Road
Wu Xiaogen		Shanghai
Ji Weidong		PRC
Shao Ruiqing
Principal place of business
in Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

14 May 2012

To the shareholders of the Company

Dear Sir or Madam,

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF TWENTY BOEING B777-300ER AIRCRAFT

(2) DISCLOSEABLE TRANSACTION

IN RELATION TO THE SALE OF FIVE AIRBUS A340-600 AIRCRAFT

AND

(3) NOTICE OF AGM

LETTER FROM THE BOARD

1.      INTRODUCTION

Reference is made to the Announcement regarding (i) the Company’s purchase of the Boeing Aircraft from Boeing Company pursuant to the Purchase Agreement; and (ii) the Company’s disposal of the Airbus Aircraft to Boeing Company pursuant to the Disposal Agreement.

The Purchase Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the approval of the shareholders of the Company.

The Disposal Agreement constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The Disposal is subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules.

2.      THE PARTIES

The Company is principally engaged in the business of civil aviation.

Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.      THE PURCHASE AGREEMENT

On 27 April 2012, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

Based on the information provided by Boeing Company, the total asset value of the Boeing Aircraft, as determined by reference to the relevant catalog price supplied by Boeing Company, amounts in aggregate to approximately USD5.94 billion ( equivalent to approximately RMB37.303 billion).

Consideration

The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD5.94 billion (equivalent to approximately RMB37.303 billion) based on the relevant price catalog in 2011. Such aircraft basic price comprises the airframe price and engine price.

LETTER FROM THE BOARD

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in the Announcement and this Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange and obtained a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is comparable to price concessions granted to the Company under the previous agreements regarding the purchase of brand new aircraft from Boeing Company. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding

The Consideration is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery

The Boeing Aircraft are expected to be delivered to the Company in stages from 2014 to 2018.

LETTER FROM THE BOARD

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company

The Boeing Aircraft will primarily be used to satisfy the increasing demand for international long-haul passenger air transportation routes, to increase the Company’s capacity in such routes, and to enhance the international routes network of the Company. The purchase of the Boeing Air craft will further strengthen the Company’s competitiveness in the international civil aviation market and increase its operational capacity in international routes of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 26.28% (based on the ATKs of the Company as at 31 December 2011).

The Acquisition has been approved by the Directors, and is subject to approval by: (i) the shareholders of the Company; and (ii) the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Financial impact of the Acquisition

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Acquisition is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.      THE DISPOSAL AGREEMENT

On 27 April 2012, the Company (as the seller) entered into an agreement with Boeing Company (as the purchaser) regarding the Disposal.

LETTER FROM THE BOARD

Terms of the Disposal Agreement

Aircraft to be disposed of:	The Airbus Aircraft (i.e. five Airbus A340–600 aircraft).

The Airbus Aircraft have been delivered to the Company during year 2003 and 2004. The average usage of the Airbus Aircraft is approximately 8.3 years.

The Airbus Aircraft currently mainly serves such long-haul international routes as Shanghai-to-New York and Shanghai-to-Los Angeles.

Consideration for the Disposal Agreement:	The consideration for the Disposal Agreement is determined after arm’s length negotiation between the parties with reference to the unaudited book value of the Airbus Aircraft as at the Delivery Dates. As at 27 April 2012, the unaudited book value of the Airbus Aircraft is approximately RMB4.466 billion. The consideration price comprises the airframe price, accompanying engine price and accompanying accessories price.

Conditions:	Completion of the Disposal is conditional upon the fulfilment or waiver by the relevant parties of, amongst others, the following conditions:
(1) the Company has provided the relevant documentary evidence to prove its title ownership of the Airbus Aircraft to Boeing Company;
(2) as at the Delivery Dates, there is no mortgage or priority right over the Airbus Aircraft or the provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to Boeing Company; and
(3) the warranties and representations under the Disposal Agreement remain true and accurate.

Payment terms:	The consideration for the Disposal Agreement is payable by Boeing Company in instalments by cash in United States dollars after the delivery of the Airbus Aircraft to Boeing Company.

Delivery:	The Airbus Aircraft shall be delivered on the basis of status quo in accordance with requirements of the Civil Aviation Administration of China. The Airbus Aircraft are expected to be delivered to Boeing Company in stages from 2014 to 2015, with reference to the respective delivery dates of each of the Boeing Aircraft.

Completion of the Disposal Agreement:	The completion of the Disposal will happen upon the conditions as set out in the Disposal Agreement having been fulfilled or waived by Boeing Company and receiving the consideration for the Disposal Agreement in full.

LETTER FROM THE BOARD

Reasons for entering into the Disposal Agreement and benefits expected to accrue to the Company

The Directors believe that the A340-600 aircraft have high operation costs and have relatively weak route competitiveness. The purchase of the Boeing Aircraft as well as the Disposal of the Airbus Aircraft at the same time will lower the unit operation costs of the Company, optimise the fleet structure for long-haul air transportation routes of the Company and increase the degree of comfort for our customers on medium-and-long-haul passenger air transportation routes.

As the consideration of the Disposal is based on the unaudited book value of the Airbus Aircraft as at the Delivery Dates, the unaudited book value of the Airbus Aircraft will decrease due to depreciation. The Directors expect that there will not be any significant gain or loss expected to accrue to the Company as a result of the Disposal.

It is technically not viable to determine the net profit attributable to just the Airbus Aircraft for the two previous financial years, however, there is no change in relation to the net profit attributable to the Airbus Aircraft for the two previous financial years as a result of the Disposal.

The ATKs of Airbus Aircraft in 2011 was approximately 861,263,300 tonne-kilometers, representing approximately 4.61% of the ATKs of the Company. Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Disposal will decrease the ATKs of the Company by approximately 4.61% (based on the ATKs of the Company as at 31 December 2011). Since the Boeing Aircraft and the Airbus Aircraft are long-haul route aircraft and, as mentioned above, the Delivery Dates of each of the Airbus Aircraft will be determined with reference to the delivery dates of each of the Boeing Aircraft, the decrease in the Company’s capacity in international long-haul passenger air transportation routes, which may be caused by the Disposal, is expected to be alleviated as a result of the Acquisition. Therefore, the Disposal is not expected to affect the Company’s capacity in international long-haul passenger air transportation routes.

The Directors currently intend to use the proceeds from the Disposal for its normal operating purposes.

LETTER FROM THE BOARD

5.      IMPLICATIONS UNDER THE LISTING RULES

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company. The Acquisition is also subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules.

The Disposal constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange. The Disposal is subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules.

A notice of the AGM of the Company containing, among others, details of the proposed resolutions for approving the Acquisition and the Disposal respectively is set out at the end of this Circular.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, no shareholder of the Company would be required to abstain from voting at the AGM to approve the Acquisition and the Disposal.

6.      RECOMMENDATION AND AGM

Based on the relevant information disclosed herein, the Board is of the opinion that the terms of the Acquisition and the Disposal are fair and reasonable and in the interests of the shareholders of the Company as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of the relevant resolutions to be proposed at the AGM.

Notice of AGM

The Company will convene the AGM at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC at 9:00 a.m., on Thursday, 28 June 2012 to approve, among other things, special resolutions in respect of the Acquisition and the Disposal. A notice dated and issued on 14 May 2012 convening the AGM is also set out at the end of this Circular.

Closure of books

Holders of H shares of the Company whose names appear on the register of members of the Company at the close of business on Monday, 28 May 2012 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H shares register of members of the Company will be closed from Tuesday, 29 May 2012 to Thursday, 28 June 2012, both days inclusive, during which period no transfer of H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong

Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on Monday, 28 May 2012.

LETTER FROM THE BOARD

Proxy form and attendance slip

If you are eligible and intend to attend the AGM, please complete and return the attendance slip, a copy of which is enclosed, in accordance with the instructions printed thereon as soon as possible and in any event no later than 20 days before the date appointed for holding such meeting or any adjournment thereof.

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

7.      ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this Circular.

By order of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this Circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Company for the years ended 31 December 2011, 2010 and 2009 together with the relevant notes to the financial statements of the Company can be found on pages 78 to 197 of the annual report of the Company for the year ended 31 December 2011, pages 101 to 220 of the annual report of the Company for the year ended 31 December 2010 and pages 66 to 164 of the annual report of the Company for the year ended 31 December 2009. Please also see below the hyperlinks to the said annual reports:

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0418/LTN20120418666.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20110418/LTN20110418045.pdf http://www.hkexnews.hk/listedco/listconews/sehk/20100428/LTN201004281007.pdf

INDEBTEDNESS OF THE GROUP

Indebtedness

At the close of business on 31 March 2012, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following indebtedness:

		Unsecured
	Secured	Guaranteed	Non-guaranteed	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term bank loans	–	–	12,437,256	12,437,256
Notes payable	–	–	47,746	47,746
Long-term bank loans	15,170,214	369,112	11,276,408	26,815,734
Finance lease obligations	21,024,573	–	–	21,024,573
Loan from an associate, Eastern Air Group Finance Co., Ltd.	–	–	1,641,240	1,641,240
Bonds payable	–	–	2,500,000	2,500,000
	36,194,787	369,112	27,902,650	64,466,549

Secured long-term bank loans were secured by certain aircrafts and other fixed assets with an aggregate carrying amount of RMB19,369,825,000 and RMB104,318,000 respectively.

APPENDIX I	FINANCIAL INFORMATION

Finance lease obligations were secured by the related aircrafts under finance leases with an aggregate carrying amount of RMB30,407,763,000 and the relevant insurance policies and bank guarantees.

The unsecured guaranteed long-term loans were guaranteed by CEA Holding, Bank of China and China Construction Bank.

In August 2011, a subsidiary of the Company issued a bond in the principal amount of RMB2,500 million with 3 years maturity and bears interest 4% per annum.

General

Save as aforesaid and apart from intra-group liabilities, the Group did not have: (a) any other debt securities issued and outstanding, and authorised or otherwise created but unissued; (b) any other term loans; (c) any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments; (d) any other mortgages or charges; or (e) any other material guarantees or contingent liabilities at the close of business on 31 March 2012.

The management of the Company confirms that, according to the management accounts of the Company, the indebtedness position of the Company has not substantially changed during the period from 31 March 2012 to the Latest Practicable Date.

Material Capital Commitments

Details of the material capital commitments of the Group as at 31 March 2012 are set out as follows:

RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	104,541,576
– Other property, plant and equipment	261,420

104,802,996

Authorised but not contracted for:
– Aircraft, engines and flight equipment	948,714
– Other property, plant and equipment	1,564,634
– Other	361,922

2,875,270

Total capital commitments	107,678,266

APPENDIX I	FINANCIAL INFORMATION

Contracted expenditure for the above aircraft, engines and flight equipment, including deposits prior to delivery and subject to future inflation increases built into the contracts and discounts available upon delivery of the aircraft (if any), were expected to be paid as follows:

RMB’000

Within 1 year	18,592,934
In the second year	24,092,088
In the third year	31,222,724
In the fourth year	25,321,012
Over four years	5,312,818

104,541,576

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Acquisition and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this Circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

The operations of the Group as an air transport enterprise that performs public service functions are closely linked to the political and economic development both at home and abroad. As such, the Group’s operations as well as that of the aviation industry are, to a significant extent, subject to the risks associated with unforeseen occurrences of geopolitical events and other significant events.

In the future, the Company intends to become a premium airline that is globally competitive. In addition, the Group intends to transform from a traditional air passenger and freight carrier to an integrated, modern aviation services provider.

In 2012, the aviation industry of the PRC is expected to face significant pressures as a result of complex and changing domestic and international operating environments, significant cost increases and a general downturn in the global aviation industry. In addition, with the slowdown of the PRC economy, the domestic PRC aviation industry will be further affected. To counter these developments, the Company will seek to proactively implement its operational plans and promote the transformation of the Company to an integrated, modern aviation services provider, which it believes will improve operating results while maintaining stability.

APPENDIX I	FINANCIAL INFORMATION

Financial outlook

In 2012, the Company will proactively adjust the fleet structure to lower operation cost. In addition, the Company will optimise resource allocation among its routes and flight capacity and enhance its operating efficiency. The Company will also expand its overseas sales channels to strengthen its operating capabilities for international routes. At the same time, the Company will continuously maximise cost reduction measures and implement cost optimisation strategies to reduce its finance costs; continue to optimise the structure of its long and short term domestic and foreign currency debts to reduce its finance expenses; strengthen controls on the budget implementation process to minimise financial risks; and strengthen capital operations and diversify financing channels to lower finance costs.

MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2011, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held – Personal interest	Capacity in which the A shares were held
Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Li Yangmin	Director, Vice President	3,960 A shares (Note 1)	Beneficial owner
Luo Zhuping	Director	11,616 A shares (Note 2)	Beneficial owner
Sandy Ke-Yaw Liu	Independent non-executive Director	0	–
Wu Xiaogen	Independent non-executive Director	0	–
Ji Weidong	Independent non-executive Director	0	–
Shao Ruiping	Independent non-executive Director	0	–
Yu Faming	Chairman of the Supervisory Committee	0	–
Feng Jinxiong	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Liu Jaishun	Supervisor	3,960 A shares (Note 1)	Beneficial owner
Tang Bin	Vice President	0	–
Shu Mingjiang	Vice President	0	–
Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares (Note 3)	Beneficial owner
Tian Liuwen	Vice President	0	–
Wang Jian	Board Secretary, Joint Company Secretary	0	–
Ngai Wai Fung	Joint Company Secretary	0	–

Note 1:    representing approximately 0.000035% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:    representing approximately 0.0001% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:    representing approximately 0.000033% of the Company’s total issued shares as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao and Mr. Gu Jiadan (the Proposed Directors), Mr. Yu Faming (a supervisor and the chairman of the supervisory committee of the Company) and Mr. Xi Sheng (the Proposed Supervisor) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

MISCELLANEOUS

Joint Company Secretary

Mr. Wang Jian who holds a Master ’s degree in Business Administration and an Executive Masters degree of Business Administration, is a joint secretary of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Mr. Wang Jian is assisted by Mr. Ngai Wai Fung, the other joint secretary of the Company for three years with effect from 6 April 2012. Mr. Ngai is a fellow and vice president of the Hong Kong Institute of Chartered Secretaries, a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master ’s degree in Corporate Finance from the Hong Kong Polytechnic University and a Master ’s degree in Business Administration (MBA) from Andrews University in the United States.

Service Contracts

As at the Latest Practicable Date, none of the Directors or the Proposed Directors or supervisors or the Proposed Supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or the Proposed Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or the Proposed Directors or supervisors or the Proposed Supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2011 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or the Proposed Directors or supervisors or the Proposed Supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

APPENDIX II	GENERAL INFORMATION

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.	On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province and the Company entered into an agreement regarding the establishment of a joint venture named 東 方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (“ CEA Yunnan”). The Company has agreed to contribute a total of RMB2,380.001 million to CEA Yunnan, representing 65% of the registered capital of the CEA Yunnan. Details of the above agreement is disclosed in the announcement of the Company dated 26

July 2010.

2.	On 20 December 2010, the Company, 中國遠洋運輸(集團)總公司 (China Ocean Shipping (Group) Company), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. (“Singapore Cargo Airlines”) entered into a capital increase agreement, pursuant to which the Company has agreed to contribute RMB1.0455 billion, 中國遠洋運輸(集團)總公司 (China Ocean Shipping (Group) Company) contributed RMB348.5 million, Concord Pacific Limited has agreed to contribute RMB328 million and Singapore Cargo Airlines contributed RMB328 million to 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (“ China Cargo Airlines ”) respectively.

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) (“Shanghai Cargo Airlines”) entered into an asset acquisition agreement, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to filing of the assets appraisal report with and confirmation by the state-owned assets authorities).

On 20 December 2010, China Cargo Airlines (as purchaser) and 長城航空有限公司 (Great Wall Airlines) (“Great Wall Airlines”) (as vendor) entered into an agreement regarding the acquisition of all valuable business carried on by, and all valuable assets of Great Wall Airlines by China Cargo Airlines at RMB386,855,000 (subject to adjustments). Details of the above agreements are disclosed in the announcements of the Company dated 20 December 2010.

APPENDIX II	GENERAL INFORMATION

3.	On 1 August 2011, the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (a wholly owned subsidiary of the Company) (as the issuer), and The Hong Kong and Shanghai Banking Corporation Limited, China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch and Agricultural Bank of China Limited Hong Kong Branch (as the joint lead managers) entered into a subscription agreement in relation to the issue of RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 by Eastern Air Overseas (Hong Kong) Corporation Limited. The issuance completed on 8 August 2011. Details of the above are disclosed in the announcement of the Company dated 2 August 2011.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this Circular.

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this Circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2009, 2010 and 2011 annual reports;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)	a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company; and

(5)	the Purchase Agreement.

NOTICE OF AGM

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2011 annual general meeting (“AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Thursday, 28 June 2012, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2011.”

2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2011.”

3.	“THAT, to consider and approve the financial reports of the Company for the year 2011.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2011 (Note 1).”

5.	“THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for the year 2012, and to authorise the Board to determine their remuneration.”

6.	“THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2012, and to authorise the Board to determine their remuneration.”

7.	“THAT, to consider and approve the appointment of directors to the sixth session of the Board (Note 8):

(1)	to consider and approve the appointment of Xu Zhao as a director of the sixth session of the Board;

(2)	to consider and approve the appointment of Gu Jiadan as a director of the sixth session of the Board;

(3)	to consider and approve the appointment of Tang Bing as a director of the sixth session of the Board.

Please refer to note 9 for biographical details of the relevant proposed directors.”

NOTICE OF AGM

8.	“THAT, to consider and approve the appointment of Xi Sheng as a supervisor of the sixth session of the supervisory committee of the Company.

Please refer to note 10 for biographical details of the relevant proposed supervisor.”

9.	“THAT, to consider and approve the provision of guarantee for the financing to be obtained by certain subsidiaries of the Company for the three years from 2012 to 2015.”

SPECIAL RESOLUTIONS

10.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the purchase by the Company of twenty Boeing B777-300ER aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”

11.	“THAT, to consider, approve, confirm and ratify an agreement entered into on 27 April 2012 between the Company and Boeing Company in respect of the disposal by the Company of five Airbus A340-600 aircraft, and all transactions thereunder, details of which are set out in the announcement dated 27 April 2012 and the circular dated 14 May 2012 issued by the Company.”

12.	“THAT, to consider and approve the Company’s issuance of super short-term commercial paper.”

13.	“THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“A Shares”) and overseas listed foreign shares (“H Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

NOTICE OF AGM

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of share authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Joint Company Secretary

NOTICE OF AGM

As at the date of this notice, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

14 May 2012

Notes:

1.	Profit distribution proposal for the year ended 31 December 2011

The Board does not recommend the payment of dividend for the financial year ended 31 December 2011.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 28 May 2012 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 7 June 2012 (if by facsimile) or between Thursday, 31 May 2012 and Thursday, 7 June 2012 (if by post). If proxies are appointed by shareholders of the Company (the “Shareholders”) to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

NOTICE OF AGM

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 29 May 2012 to Thursday, 28 June 2012, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 28 May 2012.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

8.	Cumulative voting

Directors shall be elected through cumulative voting at the AGM. The number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholders, and (ii) the number of directors to be elected. A shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the AGM based on the total number of votes he or she receives.

9.	Biographical details of the relevant proposed directors

Mr. Xu Zhao, aged 43, is currently the chief accountant of China Eastern Air Holding Limited (中國東方航 空集團公司) (“CEA Holding”). Mr. Xu served as an engineer and an accountant in Dongfeng Motor Group Company Limited (東風汽車公司). He served as a manager in finance department of Shanghai Yanhua High Technology Limited Company (上海延華高科技有限公司) in 2000 and the chief financial officer of Shaanxi Heavy Duty Automobile Co. Limited (陝西重型汽車有限公司) in 2001. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. From 29 June 2007 to 11 November 2011, Mr. Xu served as a supervisor of the Company. From 12 September 2009 till now, Mr. Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Xu graduated from Chongqing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a master ’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Xu has not held any other position with the Company and its subsidiaries; (ii) Mr. Xu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xu has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Xu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Xu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”).

NOTICE OF AGM

Mr. Xu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Xu is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Xu which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that needs to be brought to the attention of the Company’s shareholders.

Mr. Gu Jiadan, aged 56, is currently the deputy general manager and a party member of CEA Holding. From March 2003 to May 2005, Mr. Gu was the assistant to general manager, and the general manager and the party committee secretary of the commerce department of Shanghai Airlines Co., Ltd. (上海航空股份有限公司) (“Shanghai Airlines”). From May 2005 to July 2009, he was a party committee member and the deputy general manager of Shanghai Airlines. From July 2009 to January 2010, he was the acting general manager of Shanghai Airlines. From January 2010 to July 2011, he was the deputy general manager and a party member of CEA Holding and the party committee secretary of Shanghai Airlines Co., Ltd. (上海航空有限公司). From July 2011 till now, Mr. Gu has served as the deputy general manager and a party member of CEA Holding. Mr. Gu holds a master ’s degree and is a senior economist.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Gu has not held any other position with the Company and its subsidiaries; (ii) Mr. Gu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Gu has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Gu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Gu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Gu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Gu will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Gu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

Mr. Tang Bing, aged 45, is currently a vice president of the Company and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited), deputy director of the Business Development Department of 廣州 飛機維修工程有限公司 (Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動 機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as office director of China Southern Airlines Holding Company. From March 2007 to December 2007, he was the president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines (a company listed on the Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited). From May 2009 to December 2009, he was appointed as general manager of the Beijing Branch of the Company. He served as a director and general manager of Shanghai Airlines from January 2010 to December 2011, and was appointed as the chairman of Shanghai Airlines in January 2012. He has served as the vice president of the Company since February 2010. He has served as a party member of CEA Holding since May 2011. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a master of business administration degree (MBA) from the Administration Institute of Sun Yat-sen University and an EMBA degree from the School of Economics and Management of Tsinghua University.

NOTICE OF AGM

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Tang has not held any other position with the Company and its subsidiaries; (ii) Mr. Tang has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Tang has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Tang does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Tang does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Tang has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Tang is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Tang which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

10.	Biographical details of the relevant proposed supervisor

Mr. Xi Sheng, aged 49, is currently the chief auditor and the head of the audit department of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). From November 1999 to July 2004, Mr. Xi served as the head of the fixed assets investment audit department of the National Audit Office of the PRC. From July 2004 to January 2007, Mr. Xi served as the party committee secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. From January 2007 to September 2009, Mr. Xi served as the head of the personnel and education department of the National Audit Office of the PRC. Since September 2009, Mr. Xi has served as the chief auditor and the head of the audit department of CEA Holding. Mr. Xi is also currently the chairman of the supervisor committee of Eastern Air Catering Investment Co. Ltd. ( 東方航 空食品投資有限公司), a supervisor of Eastern General Aviation Co. Ltd. ( 東方通用航空責任公司), Eastern Aviation Import & Export Company ( 東航進出口有限公司), Shanghai Eastern Airlines Investment Co., Ltd ( 上海東航投資有限公司), Eastern Travel Investment (Group) Co. Ltd. ( 東方旅業投資(集團)有限公司), Jinrong Holding Co. Ltd ( 金戎控股有限責任公司). Mr. Xi graduated from Jiangxi University of Finance and Economics (江西財經大學) with undergraduate education background. He is a senior auditor.

As far as the directors of the Company are aware, save as disclosed in the above, (i) Mr. Xi has not held any other position with the Company and its subsidiaries; (ii) Mr. Xi has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xi has not held any other major appointments and professional qualifications preceding the date of this notice; (iv) Mr. Xi does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this notice, Mr. Xi does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the SFO.

Mr. Xi has not entered into any service contract with the Company in the capacity as a proposed supervisor of the Company. The remuneration of Mr. Xi is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this notice, the Board is not aware of any other matters in relation to the appointment of Mr. Xi which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

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